Wayne A. Wald

Akerman LLP
666 Fifth Avenue
20th Floor
New York, NY 10103
Tel: 212.880.3800
Fax: 212.880.8965

April 3, 2014
Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Loan Lauren P. Nguyen

Re:	Carrols Restaurant Group, Inc.
Registration Statement on Form S-3
Filed March 6, 2014
File No. 333-194377

Dear Ms. Nguyen:

Set forth below is the response on behalf of Carrols Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 2, 2014 (the “Comment Letter”) concerning the referenced Registration Statement on Form S-3 which was filed with the Commission on March 6, 2014. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.
We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-3, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.
Incorporation by Reference

1.
We note that you have forward incorporated by reference to your 10-K and to documents that you will file after the date of the registration statement. We further note that substantially all of the information required by Items 11-14 in Part III of your Form 10-K are incorporated by reference to your Proxy Statement on Schedule 14A, which you have not yet filed. Please file your Proxy Statement promptly, or revise your Form S-3 to furnish all of the required information in that document. Please note that we may not declare this registration statement effective until you have provided such disclosure.

Loan Lauren P. Nguyen
Securities and Exchange Commission
April 3, 2014

__________________________

On March 28, 2014, the Company filed with the Commission Amendment No. 1 on Form 10-K/A (the "Form 10-K/A") which included Items 11-14 of Part III of Form 10-K. We have revised the disclosure under the section "Information Incorporated By Reference" in Amendment No. 1 to the Registration Statement on Form S-3 to include a reference to the Form 10-K/A.
Exhibit 5.1

2.
We note the qualifying language in your opinion referring to the certificates, board resolutions, agreements and other documents that will be executed in the future. Please confirm that you will file a clean opinion with each takedown offering of securities under this Form S-3.

We hereby confirm that we will file a clean opinion with each takedown offering of securities under the Registration Statement on Form S-3.

3.
Refer to the statement in the penultimate paragraph of Exhibit 5.1 which states that the opinion “…may not be relied upon for any other purpose…” absent the consent of Akerman LLP. Purchasers of securities in the offering are entitled to rely upon the opinion of counsel. In this regard, revise your opinion to remove any limitations on reliance and file the revised opinion with your next amendment.

We have revised the opinion as requested by the Staff.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form S-3, please feel free to call me (212-880-3841) or Palash I. Pandya (212-822-2240) of Akerman LLP, or William E. Myers, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2222).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:    Julia Griffith
Daniel T. Accordino
William E. Myers
Palash I. Pandya